Exhibit 99.2

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) informs its shareholders and the market in general that it has entered into an agreement with Sumitomo Corporation and The Japan Steel Works Ltd. to acquire 39,53% and 1,74% of the total shares issued by Gerdau Summit Aços Fundidos e Forjados S.A. (“Gerdau Summit”), respectively. This acquisition will result in Gerdau holding 100% of Gerdau Summit’s share capital. The acquisition price is approximately USD 32.6 million, to be paid in cash using available resources by the closing date of the transaction.

Gerdau Summit, located in Pindamonhangaba, São Paulo, has an installed capacity of 40,000 tons of cast and forged steel, especially for the production of rolls and shafts in the steel, aluminum, sugar and ethanol, and energy sectors. The transaction is aligned with Gerdau’s strategy to generate greater synergy between its businesses and offer higher value-added products and services to its customers.

The transaction is expected to close in early 2025, after the verification of the fulfillment of customary conditions, including approval by competition authorities.

The Company will keep its shareholders and the market informed about the completion of the transaction.

São Paulo, November 21, 2024.

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer